Ballard Power Systems Inc.

News Release

Ballard Signs Service Contract Extension With Daimler For Hamburg Fuel Cell Buses

For Immediate Release – July 28, 2008

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that it has signed a two-year service agreement with Daimler AG, under which Ballard will continue providing a full service support package for fuel cell systems on six Mercedes-Benz Citaro buses. This is the third service contract awarded to Ballard for these buses, which are currently used in revenue producing service in the city of Hamburg, Germany.

“The Hamburg Citaro bus service contract is a significant milestone for our work in the fuel cell bus arena,” said John Sheridan, Ballard’s President and CEO. “These Hamburg vehicles are the largest fleet of fuel cell buses in operation anywhere today, and 2010 will be the fleet’s eighth year of operation – the longest of any fuel cell bus fleet to date. This is positive evidence of the reliability of our fuel cell bus products.”

The Hamburg buses are powered by Ballard-designed P5 fuel cell engines. Two of Ballard’s Mark902 HD fuel cell modules, with a total power output of 300 kW’s, are installed on the roof of each bus together with other equipment needed to manage the entire fuel cell system. Ballard will provide a number of services in support of all fuel cell components, including: repair and logistics; provision of spare parts, as needed; plus remote and on-site technical services. Each bus is also equipped with a hydrogen fuel storage tank and the city of Hamburg maintains a central fueling facility for the fleet.

Fuel cell buses offer a number of advantages over diesel buses, including: zero tail pipe emissions; significant reduction in greenhouse gas emissions on a well-to-wheels basis; reduced future operating cost; high level of reliability; noise reduction; and improved performance.

Ballard fuel cell modules have provided power for buses in revenue service across 15 cities in 12 countries around the world. These buses have traveled over 2.0 million kilometers (1.2 million miles) and have carried in excess of 7 million passengers. The company is currently developing a next-generation fuel cell bus module, called HD6, which will be supplied for the BC Transit 2010 Olympic Bus Program and the London Bus Program.

Hamburg is a fuel cell demonstration centre under the German government’s National Innovation Programme (NIP). Goals of the NIP are to generate environmental benefits through reduced (or zero) emissions, increase energy supply through the use of various sources of hydrogen and achieve economic growth by means of innovative and sustainable technologies.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World(R), visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Guy McAree
604-412-7919
guy.mcaree@ballard.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.